SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission File Number 0-16211

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DENTSPLY International Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DENTSPLY International Inc. 221 West Philadelphia Street, York, Pennsylvania 17405-0872

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including the Report of Independent Registered Public Accounting Firm thereon of the DENTSPLY International Inc. 401(k) Savings Plan are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007.

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2008 and 2007.

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008.

2. Exhibits:

The following exhibits are submitted herewith:

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DENTSPLY International Inc.
401(k) Savings Plan

Date: June 26, 2009	/s/	William R. Jellison
William R. Jellison
Senior Vice President, Chief Financial Officer and
Member of the DENTSPLY International Inc.
ESOP and 401(k) Committee

DENTSPLY International Inc. 401(k) Savings Plan

DENTSPLY International Inc.

401(k) Savings Plan

Financial Report

December 31, 2008

DENTSPLY International Inc. 401(k) Savings Plan

Table of Contents

December 31, 2008 and 2007

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplementary Schedule

Schedule of Assets (Held at End of Year)	14

DENTSPLY International Inc. 401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Employee Retirement Committee

DENTSPLY International Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the DENTSPLY International Inc. 401(k) Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Beard Miller Company LLP

York, Pennsylvania

June 26, 2009

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DENTSPLY International Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets
Cash and cash equivalents	($1)	($1)

Investments, at fair value:
Shares of Registered Investment Companies:
Morgan Stanley International Equity, B	2,231,211	3,410,674
PIMCO Total Return Fund	1,821,819	1,200,604
TRP Balanced Fund	3,703,482	5,294,540
TRP Blue Chip Growth Fund	8,700,136	16,196,582
TRP Equity Income Fund	4,500,825	7,445,347
TRP Extended Equity Market Index	995,740	1,726,929
TRP Growth Stock Fund	5,005,577	9,054,147
TRP New Horizons Fund	2,430,912	4,123,535
TRP Retirement Income Fund	115,534	289,903
TRP Retirement 2005 Fund	236,951	192,563
TRP Retirement 2010 Fund	1,676,204	1,461,483
TRP Retirement 2015 Fund	1,558,944	1,761,636
TRP Retirement 2020 Fund	2,371,867	2,838,422
TRP Retirement 2025 Fund	2,585,548	2,622,728
TRP Retirement 2030 Fund	3,304,503	3,826,826
TRP Retirement 2035 Fund	2,495,439	2,717,350
TRP Retirement 2040 Fund	2,546,819	2,899,632
TRP Retirement 2045 Fund	761,243	714,791
TRP Retirement 2050 Fund	119,786	56,279
TRP Retirement 2055 Fund	77,708	131,703
TRP Science & Technology Fund	911,408	1,799,378
TRP Spectrum Income Fund	2,398,818	2,867,811
TRP Summit Cash Reserves	7,841,850	5,350,790
Shares of Common Trusts: TRP Equity Index Trust	4,366,141	7,365,474
Common Stock: DENTSPLY International Inc. Common Stock	11,598,016	16,701,646
Participant loans	2,384,892	2,325,279
Total Investments	76,741,373	104,376,052
Receivables: Employer contribution receivable	4,985,205	4,573,426
Participants’ contributions	347,268	330,153
Total Receivables	5,332,473	4,903,579
Payables: Refund of Excess Contributions	-	(13,032)

Net Assets Available for Benefits	$82,073,845	$109,266,598

See notes to financial statements

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DENTSPLY International Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Investment Income (Loss)
Net appreciation (depreciation) in fair value of investments	($39,608,305)	$8,059,868
Interest and dividends	2,796,836	4,074,000

(36,811,469)	12,133,868

Contributions
Employer	4,985,205	4,573,426
Participants	9,524,677	9,172,845
Participant rollovers	2,051,304	1,697,935
	16,561,186	15,444,206

Benefits Paid to Participants	(6,931,726)	(8,921,011)

Administrative Expenses	(10,744)	(11,003)

Net (Decrease) Increase	(27,192,753)	18,646,060

Net Assets Available for Benefits - Beginning of Year	109,266,598	90,620,538

Net Assets Available for Benefits - End of Year	$82,073,845	$109,266,598

See notes to financial statements

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of Plan

The following brief description of the DENTSPLY International Inc. 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all permanent full and part-time employees of DENTSPLY International Inc. (the “Company”) and its wholly-owned subsidiaries in the United States who are employed in or on temporary assignment outside the United States. The Plan was established January 1, 1992, and amended, thereafter, several times. It was restated to include all amendments on January 1, 2006.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Retirement Program Committee (the “Committee”). At December 31, 2008 and 2007, T. Rowe Price Trust Company (“TRP”) was the trustee (the “Trustee”) and custodian of the Plan’s assets. The Committee and Trustee of the Plan are appointed by the Board of Directors of the Company. At December 31, 2008 and 2007, T. Rowe Price Trust Company was the record keeper of the Plan.

Officers or employees of the Company perform certain administrative functions. No such officer or employees receive compensation from the Plan.

Participation

An employee may become a participant in the Plan as soon as administratively feasible following their employment date. If the employee does not make an affirmative or negative election to participate, they will be automatically enrolled in the plan.

Contributions

Each year, participants may make pre-tax and post-tax (Roth) contributions up to 100 percent of their annual compensation, as defined by the Plan, in multiples of one percent except for certain highly compensated participants who are subject to limitations. Participants that are automatically enrolled in the Plan will be deemed to have elected a salary deferral contribution of 2%. Participants may change their deferral election at times throughout the year as defined in the Plan document. Participants may also contribute amounts representing rollovers from other qualified defined benefit or contribution plans. The participants may direct their contributions into several different investment options. The Company does not make matching contributions to the Plan. Effective for the 2006 plan year and beyond, the Company, at the discretion of the Board of Directors, may make a non-elective contribution to eligible participants. Contributions are recognized in the period when earned as determined by the Company’s Board of Directors. Forfeitures are used to reduce the required Company contribution. As of December 31, 2008 forfeited non-elective contributions amounted to $281,465. These forfeitures were used to reduce the 2008 non-elective contribution that was paid in 2009.

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of Plan (Continued)

Contributions (Continued)

The participants may direct their accounts into various investment options. If a participant fails to provide such direction, including those participants automatically enrolled in the Plan, contributions are invested in the target maturity fund appropriate for the participant’s expected normal retirement age (65).

During the plan year 2007, the Plan was amended to state that the Company may amend or revoke a participant’s deferral election if the Company determines that such revocation or amendment is necessary to ensure that a participants annual addition for any Plan Year will not exceed the limitation of Section 5.6(b), or to ensure that the ADP nondiscrimination test is met for such Plan Year.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service and are employed on the last day of the year, unless there is a break in service as a result of death, disability, or retirement.

Participant Accounts

Each participant's account is credited with the participant’s contributions, employer contributions including forfeitures and an allocation of Plan earnings (including unrealized appreciation or depreciation of Plan assets) and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and earnings thereon. If participants cease participation, other than by retirement, disability, or death, the vested interest in non-elective contributions to their accounts is dependent upon the years of credited service, as follows:

	Before 2007	After 2006
Years of Service	Percent Vested	Percent Vested
Less than 2	0%	0%
Less than 3	0	20
3	20	40
4	40	60
5	60	80
6	80	100
7 years and after	100	100

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Description of Plan (Continued)

Payment of Benefits

Participants are entitled to receive a distribution equal to their vested account balances upon death, retirement, termination or permanent disability. Participants may elect to receive benefits in either a lump-sum payment, or periodic installments as defined by the provisions of the Plan. Assets may be withdrawn by participants in the case of personal financial hardship upon approval of the Plan Administrator.

During the plan year ended December 31, 2008, the Plan was amended pursuant to the Pension Protection Act of 2007, whereas, non-spousal beneficiaries of a deceased participant may elect a direct rollover to an IRA.

Participant Loans

Participants may borrow from their accounts the lesser of $50,000 or fifty percent of their vested account balance (subject to a $1,000 minimum loan balance). Participants are charged a $50 fee for loans, which is paid directly from their account. Loan terms may not exceed five years, except for loans to facilitate the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Participants may not have more than two loans outstanding at the same time. During the Plan year 2007, the Plan was amended to state that access to Company Non-Elective Contribution balances is subject to the financial hardship conditions required under the hardship withdrawal provisions of the Plan.

Administrative Costs

        Administrative costs of the Plan are absorbed by the Company.

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investments Valuation and Income Recognition

The Plan’s investments are reported at fair value as defined under Financial Accounting Standards Board Statement No. 157, Fair Value Measurements, (SFAS No. 157). The Plan values its investments and computes its net asset value per share at the close of the New York Stock Exchange (NYSE), normally 4 p.m. ET, each day that the NYSE is open for business. Investments in the underlying funds are valued at their closing net asset value per share on the day of valuation. Investments for which these valuation procedures are not appropriate or are deemed not to reflect fair value are stated at fair value as determined in good faith by the T. Rowe Price Valuation Committee, established by the fund’s Board of Directors.

Various inputs are used to determine the value of the fund’s investments. These inputs are summarized in the three broad levels listed below

Level 1 - Quoted prices in active markets for identical securities

Level 2 - Observable inputs other than Level 1 quoted prices (including, but not limited to, quoted prices for similar securities, interest rates, prepayment fees, and credit risk)

Level 3 - Unobservable inputs

Observable inputs are those based on market data obtained from sources independent of the fund, and unobservable inputs reflect the fund’s own assumptions based on the best information available. The input levels are not necessarily an indication of the risk or liquidity associated with investments at that level. The fund’s investments are summarized by level, based on the inputs used to determine their values.

Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

___________________________________________________________________________________________

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 2 - Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefit payments to participants are recorded when paid.

Income Taxes

The Plan is exempt from federal income taxes under the Internal Revenue Code.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

New Accounting Policies

In September 2006, the Financial Accounting Standards Boards (the “FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair values and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparison between companies that select different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The Plan has adopted SFAS Nos. 157 and 159 and their relevant disclosures are contained in these statements.

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3 - Fair Value Measurements

The Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157) as of January 1, 2008. FASB Statement No 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted price for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets or liability fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end by reference to the closing price reported on the active market

Common Trust: Common/collective funds are valued at net unit value held by the plan at year end. The value of these units is determined by the trustee based on the current market values of the underlying assets of the common/collective trust. Further information concerning the common/collective trust fund may be obtained from their separate audited financial statements

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 3 - Fair Value Measurements (Continued)

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 58,392,324			$ 58,392,324
Common stocks	11,598,016			11,598,016
Common Trusts		$ 4,366,141		4,366,141
Participant loans			$ 2,384,892	2,384,892
Total assets at fair value	$ 69,990,340	$ 4,366,141	$ 2,384,892	$ 76,741,373

The table below sets forth a summary of changes in the fair value of the
Plan's level 3 assets for the year ended December 31, 2008.

	Level 3 Assets
	Year Ended December 31, 2008

		Participant loans
Balance, beginning of year		$ 2,325,279

Purchases, sales, issuances
and settlements (net)		59,613

Balance, end of year		$ 2,384,892

___________________________________________________________________________________________

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 4 - Investments

As discussed in Note 3, the Plan adopted SFAS No. 157 as of January 1, 2008. Information regarding the fair value of the Plan’s investment as of December 31, 2008 is included in Note 3. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2008	2007

At Fair Value as Determined by Quoted Market Prices: Shares of Registered Investment Companies:
TRP Blue Chip Growth Fund	$8,700,136	$16,196,582
TRP Equity Income Fund	4,500,825	7,445,347
TRP Growth Stock Fund	5,005,577	9,054,147
TRP Summit Cash Reserves	7,841,850	5,350,790
Other Registered Investment Companies	32,343,936	39,936,787

Shares of Common Stock: DENTSPLY International Inc. Common Stock	11,598,016	16,701,646

At Estimated Fair Value: Shares of Common Trust: TRP Equity Index Trust	4,366,141	7,365,474
Participant loans	2,384,892	2,325,279

$76,741,373	$104,376,052

Any interest and dividend income from the underlying assets of the common trust fund are included in net appreciation (depreciation) for the common trust fund. The net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

2008	2007

Investments Whose Fair Values Have Been Measured by Quoted Prices in an Active Market: Mutual funds	($30,315,994)	$ 1,964,328
Common stock	(6,614,262)	5,684,633

Investments Whose Fair Values Have Been Otherwise Determined:
Common/collective trust fund	(2,678,049)	410,907

($39,608,305)	$8,059,868

___________________________________________________________________________________________

DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time, subject to the provisions of ERISA.

Note 6 - Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 23, 2002, that the Original Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended and restated since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 7 - Related Party Transactions

During 2008 and 2007, certain Plan investments were shares of registered investment companies and a common trust managed by T. Rowe Price Trust Company. In addition, the Plan offers an investment in DENTSPLY International Inc. Stock. The transactions in these investments are party-in-interest transactions which are exempt from prohibited transaction rules of ERISA.

Purchases made by the Plan for the investment in the Company’s common stock amounted to $4,439,780 and $2,971,087 for the years ended December 31, 2008 and 2007, respectively. Sales made by the Plan for the investment in the Company’s common stock amounted to $2,929,022 and $3,041,137 for the years ended December 31, 2008 and 2007, respectively.

    As of December 31, 2008, the Plan held approximately 410,700 shares of DENTSPLY International Inc. stock at a per share price of $28.24. As of December 31, 2007, the Plan held approximately 371,000 shares of DENTSPLY International Inc. stock at a per share price of $45.02.

Note 8 - Return of Excess Contributions

    The Plan distributed a total of $13,032 in March 2008 to affected Participants in order to correct a violation of the ADP test. The excess contribution was $11,454 and the related earnings thereon were $1,578.

Note 9 - Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

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DENTSPLY International Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 10	– Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements to the Form 5500 consists of the following as of December 31:

	2008	2007

Net assets available for benefits per the financial statements	$ 82,073,845	$ 109,266,598
Amount allocated to withdrawing participants	(245)	(1,532)
Net assets available for benefits per the Form 5500	$ 82,073,600	$ 109,265,066

A reconciliation of benefits paid to participants according to the financial statements to the Form 5500 consists of the following for the year ended December 31:

	2008	2007

Net assets available for benefits per the financial statements	$ 6,931,726	$ 8,921,011
Amount allocated to withdrawing participants - current year	245	1,532
Amount allocated to withdrawing participants - prior year	(1,532)	-
Net assets available for benefits per the Form 5500	$ 6,930,439	$ 8,922,543

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

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DENTSPLY International Inc. 401(k) Savings Plan

Employer Identification Number : 39-1434669
Plan Number : 004
Schedule H - Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008
		(c)	(d)	(e)
	(b)	Description of	* *	Current
(a)	Identity of issue	investment	Cost	Value

	Morgan Stanley International Equity, B	Mutual Fund	N/A	2,231,211
	PIMCO Total Return Fund	Mutual Fund	N/A	1,821,819
*	TRP Balanced Fund	Mutual Fund	N/A	3,703,482
*	TRP Blue Chip Growth Fund	Mutual Fund	N/A	8,700,136
*	TRP Equity Income Fund	Mutual Fund	N/A	4,500,825
*	TRP Extended Equity Market Index	Mutual Fund	N/A	995,740
*	TRP Growth Stock Fund	Mutual Fund	N/A	5,005,577
*	TRP New Horizons Fund	Mutual Fund	N/A	2,430,912
*	TRP Retirement Income Fund	Mutual Fund	N/A	115,534
*	TRP Retirement 2005 Fund	Mutual Fund	N/A	236,951
*	TRP Retirement 2010 Fund	Mutual Fund	N/A	1,676,204
*	TRP Retirement 2015 Fund	Mutual Fund	N/A	1,558,944
*	TRP Retirement 2020 Fund	Mutual Fund	N/A	2,371,867
*	TRP Retirement 2025 Fund	Mutual Fund	N/A	2,585,548
*	TRP Retirement 2030 Fund	Mutual Fund	N/A	3,304,503
*	TRP Retirement 2035 Fund	Mutual Fund	N/A	2,495,439
*	TRP Retirement 2040 Fund	Mutual Fund	N/A	2,546,819
*	TRP Retirement 2045 Fund	Mutual Fund	N/A	761,243
*	TRP Retirement 2050 Fund	Mutual Fund	N/A	119,786
*	TRP Retirement 2055 Fund	Mutual Fund	N/A	77,708
*	TRP Science & Technology Fund	Mutual Fund	N/A	911,408
*	TRP Spectrum Income Fund	Mutual Fund	N/A	2,398,818
*	TRP Summit Cash Reserves	Mutual Fund	N/A	7,841,850
*	TRP Equity Index Trust	Common Trust	N/A	4,366,141
*	DENTSPLY International Inc. common stock	Common Stock	N/A	11,598,016
*	Participant loans	5% - 10.5%	0	2,384,892

		Total Investments		$76,741,373

*	Party-in-interest
* *	Historical cost has not been presented since all investments are participant-directed.

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